# STRATIFIND, INC.

## FINANCIAL STATEMENTS
## AS OF DECEMBER 31, 2025, AND FOR THE PERIOD FROM INCEPTION (AUGUST 11, 2025) TO DECEMBER 31, 2025
### *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)



# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Stratifind, Inc.
New York, NY

We have reviewed the accompanying financial statements of Stratifind, Inc. (the "Company"), which operated through Stratifind, LLC during 2025, which comprise the balance sheet as of December 31, 2025, and the related statements of operations, changes in equity (deficit), and cash flows for the period from August 11, 2025 (date of inception of Stratifind, LLC) through December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

## Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

## Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart Accountancy Corp.*

March 12, 2026
Calabasas, CA 91302

**STRATIFIND, INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2025 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash | $ | 40,100 |
| Prepaids and Other Current Assets | | 1,274 |
| **Total Current Assets** | | **41,374** |
| | | |
| **Total Assets** | $ | **41,374** |
| | | |
| **LIABILITIES AND MEMBERS' DEFICIT** | | |
| Current Liabilities: | | |
| Credit Cards | $ | 2,233 |
| Related Party Loans | | 2,291 |
| Other Current Liabilities | | 1,335 |
| **Total Current Liabilities** | | **5,859** |
| | | |
| Simple Agreement for Future Equity | | 48,300 |
| **Total Liabilities** | | **54,159** |
| | | |
| **MEMBERS' DEFICIT** | | |
| Members' Deficit | | (12,785) |
| **Total Members' Deficit** | | **(12,785)** |
| **Total Liabilities and Members' Deficit** | $ | **41,374** |

*See accompanying notes to financial statements.*

## STRATIFIND, INC.
## STATEMENTS OF OPERATIONS
### (UNAUDITED)

| For the Period from Inception (August 11, 2025) to | December 31, 2025 |
|---|---|
| (USD $ in Dollars) | |
| Net Revenue | $ - |
| Cost of Goods Sold | - |
| **Gross Profit/ (Loss)** | **-** |
| | |
| **Operating Expenses** | |
| General and Administrative | 4,685 |
| **Total Operating Expenses** | **4,685** |
| **Operating Loss** | **(4,685)** |
| | |
| Interest Expense | - |
| Fair Value in Excess of Stated Value of SAFEs | 8,300 |
| **Loss Before Provision for Income Taxes** | **(12,985)** |
| Provision/(Benefit) for Income Taxes | - |
| **Net Loss** | **$ (12,985)** |

*See accompanying notes to financial statements.*

| (in , $US) | Members' Equity |
|---|---|
| **Balance—August 11, 2025** | $ - |
| Members' Contribution | 200 |
| Net Loss | (12,985) |
| **Balance—December 31, 2025** | $ (12,785) |

*See accompanying notes to financial statements.*

## STRATIFIND, INC.
## STATEMENTS OF CASH FLOWS
## (UNAUDITED)

| For the Period from Inception (August 11, 2025) to | | December 31, 2025 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net Loss | $ | (12,985) |
| *Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities* | | |
| Fair Value in Excess of Stated Value of SAFEs | | 8,300 |
| Changes in Operating Assets and Liabilities: | | |
| Prepaids and Other Current Assets | | (1,274) |
| Credit Cards | | 2,233 |
| Other Current Liabilities | | 1,335 |
| **Net Cash Used In Operating Activities** | | **(2,391)** |
| | | |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Proceeds from Related Party Loan | | 2,291 |
| Members' Contribution | | 200 |
| Proceeds from Issuance of Simple Agreement for Future Equity | | 40,000 |
| **Net Cash Provided by Financing Activities** | | **42,491** |
| | | |
| **Change in Cash** | | **40,100** |
| Cash —Beginning of The Year | | - |
| **Cash—End of The Year** | $ | **40,100** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash Paid During the Year for Interest | $ | - |
| Cash Paid During the Year for Income Taxes | $ | - |
| | | |

*See accompanying notes to financial statement*

## 1.  NATURE OF OPERATION

Stratifind, Inc. (the "Company") was incorporated in the State of Delaware on October 29, 2025. Prior to incorporation, the Company's operations were conducted through Stratifind, LLC, a Delaware LLC formed on August 11, 2025. On January 15, 2026, subsequent to year-end, the members of Stratifind, LLC contributed 100% of their membership interests to Stratifind, Inc. in a transaction intended to qualify as a tax-free exchange under Section 351 of the Internal Revenue Code. As a result, Stratifind, LLC became a wholly owned subsidiary of Stratifind, Inc. The transaction represents a reorganization of entities under common control. Accordingly, the accompanying financial statements reflect the historical operations of Stratifind, LLC for the period from August 11, 2025 (date of inception) through December 31, 2025, and the activity of Stratifind, Inc. from October 29, 2025 through December 31, 2025, on a carryover basis. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's principal place of business is located in New York, NY.

Stratifind, Inc. is an early-stage precision oncology company operating in the diagnostics industry. The Company is currently in the pre-revenue stage and intends to generate revenue from diagnostic testing services, including bioinformatics analysis and clinical interpretation of oncology tests, with laboratory procedures performed by third-party labs.

## 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

### Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting. Because the January 2026 transaction was accounted for as a reorganization of entities under common control, the financial statements reflect the historical carrying amounts of Stratifind, LLC.

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash

Cash includes all cash in banks. As of December 31, 2025, the Company's cash did not exceed FDIC insured limits.

### Revenue Recognition

The Company will recognize revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, when it transfers promised services to customers in an amount that reflects the consideration to which it expects to be entitled. The Company expects to generate revenue from diagnostic testing services, including bioinformatics analysis and clinical reporting services. Revenue will be recognized when performance obligations are satisfied, which is expected to occur over time as services are performed.

As of December 31, 2025, the Company had not generated revenue.

**Income Taxes**

For the period presented, operations were conducted through Stratifind, LLC, which was treated as a partnership for federal and state income tax purposes. As such, no provision for income taxes has been recorded in the accompanying financial statements, as taxable income or loss was passed through to the members.

Stratifind, Inc., incorporated on October 29, 2025, is subject to corporate income taxes; however, no taxable income was generated during the period presented.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> *Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

> *Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

> *Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**SAFE Agreements**

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:
- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

**Related Party Transactions**

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms.

In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

## 3.  DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

| As of December 31, | 2025 |
|---|---|
| Prepaid Expenses | 1,274 |
| **Total Prepaids and Other Current Assets** | **$      1,274** |

Prepaid expenses represent payments made in advance for services to be consumed within the next twelve months.

Other current liabilities consist of the following:

| As of December 31, | 2025 |
|---|---|
| Tax Payable | 300 |
| Other Current Liabilities | 1,035 |
| **Total Other Current Liabilities** | **$      1,335** |

## 4.  DEBT

### *SAFE Agreement*

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| SAFE(s) | Borrowing Period | Valuation Cap | Principal Amount | Discount | As of Year Ended December 31, 2025 |
|---|---|---|---|---|---|
| SAFE - 2021 | 2025 | $  12,000,000 | $       40,000 | 20% | $             40,000 |
| Fair Value in Excess of Stated Value of SAFEs | | | | | 8,300 |
| **Total SAFE(s)** | | | **$       40,000** | | **$             48,300** |

The Company has issued Simple Agreements for Future Equity ("SAFEs") to investors as a form of financing. The SAFEs provide investors with the right to receive equity of the Company upon the occurrence of specified future events. Under the terms of the SAFE agreements, if an equity financing occurs prior to termination of the SAFE, the SAFE automatically converts into SAFE Preferred Units equal to the purchase amount divided by the applicable conversion price.

SAFE Preferred Units have the same rights, privileges, preferences, and seniority as the Preferred Units issued to new investors in the equity financing, except that price-based preferences are based on the SAFE price. If a liquidity event (including a change of control, direct listing, or initial public offering) occurs prior to termination of the SAFE, the investor is entitled to receive the greater of:

**STRATIFIND, INC.**
NOTES TO FINANCIAL STATEMENTS
**AS OF DECEMBER 31, 2025, AND FOR THE PERIOD FROM INCEPTION (AUGUST 11, 2025) TO DECEMBER 31, 2025**

-the purchase amount (the "Cash-Out Amount"), or
-the amount payable on the number of Common Units equal to the purchase amount divided by the liquidity price (the "Conversion Amount").

In a dissolution event, the SAFE holder is entitled to receive the Cash-Out Amount, subject to liquidation priority provisions. In liquidity or dissolution events, payment rights are subordinate to outstanding indebtedness and creditor claims, pari passu with other SAFEs and Preferred Units with similar rights, and senior to Common Units. If the SAFE remains outstanding on the fourth anniversary of its issuance and no prior equity financing, liquidity event, or dissolution event has occurred, the SAFE automatically converts into SAFE Preferred Units equal to the purchase amount divided by the SAFE price.

The Company accounts for the SAFEs in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. Under the terms of the SAFE agreements, upon the occurrence of certain events such as a liquidity event or change of control, the investor may be entitled to receive cash settlement equal to the purchase amount. Because these settlement outcomes may require the Company to transfer assets upon the occurrence of events that are not solely within the Company's control, the SAFEs meet the criteria for liability classification under ASC 480-10-25-8. Accordingly, the SAFEs are classified as liabilities on the Company's balance sheet. The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations in accordance with applicable accounting guidance.

As of December 31, 2025, the Company had outstanding SAFEs with an aggregate principal amount of $40,000 and a valuation cap of $12,000,000. The revaluation loss due to change in fair value for the period from August 11, 2025 through December 31, 2025 was $8,300.

**Related Party Loans**

During the years presented, the Company borrowed money from the co-founders and member, Igor Sokolovsky. The details of the loans from the member are as follows:

| | | | | As of December 31, 2025 | | |
|---|---|---|---|---|---|---|
| Owner | Principal Amount | Interest Rate | Maturity Date | Current Portion | Non-Current Portion | Total Indebtedness |
| Igor Sokolovsky | $ 2,291 | 0% | No set maturity | $ 2,291 | $ - | $ 2,291 |
| **Total** | **$ 2,291** | | | $ 2,291 | $ - | 2,291 |

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

## 5.   EQUITY

During the period from inception (August 11, 2025) through December 31, 2025, Stratifind, Inc. conducted its operations through Stratifind, LLC, a Delaware limited liability company. Accordingly, equity for the period presented represents membership units of Stratifind, LLC held by its members, the table below:

**As of December 31, 2025**

| Member's name | Number of Units | Ownership percentage |
|---|---|---|
| Igor Sokolovsky | 1,800,000 | 50.0% |
| Partha S. Ray, M.D. | 1,800,000 | 50.0% |
| **TOTAL** | **3,600,000** | **100.0%** |

Stratifind, Inc. was formed on October 29, 2025 but had no operations and did not issue any shares during 2025. In January 2026, the members of Stratifind, LLC completed a share exchange transaction in which their membership units were contributed to Stratifind, Inc., resulting in Stratifind, LLC becoming a wholly owned subsidiary of Stratifind, Inc. Because this transaction occurred after the balance sheet date, it is disclosed as a subsequent event in the financial statements.

## 6.   CONTINGENCIES AND COMMITMENTS

### *Contingencies*

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

### *Litigation and Claims*

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 7.   RELATED PARTY TRANSACTIONS

During 2025, the Company borrowed funds from a related party, its co-founder and member, Igor Sokolovsky. The related party loan was unsecured, non-interest bearing, and did not include a stated maturity date. Because the loan is due on demand (i.e., may be called at any time), the outstanding balance was classified as a current liability. As of December 31, 2025, the outstanding balance of the related party loan was $2,291, with 0% stated interest and no set maturity date.

## 8.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $4,685, an operating cash outflow of $2,391. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

## 9. SUBSEQUENT EVENTS

On January 15, 2026, Igor Sokolovsky and Partha S. Ray, M.D. (the "Contributors") entered into a Section 351 Contribution Agreement with Stratifind, Inc., a Delaware corporation (the "Corporation"). Pursuant to the agreement, the Contributors contributed one hundred percent (100%) of the issued and outstanding membership interests of Stratifind, LLC to the Corporation in exchange for shares of common stock of the Corporation. The Corporation issued 2,500 shares of Common Stock to Igor Sokolovsky and 2,500 shares of Common Stock to Partha S. Ray, M.D. As a result of the transaction, Stratifind, LLC became a wholly owned subsidiary of Stratifind, Inc.

On February 4, 2026, the Corporation filed an Amended and Restated Certificate of Incorporation with the State of Delaware. Pursuant to the amended certificate, the total authorized capital stock of the Corporation was established at 20,000,000 shares, consisting of (i) 15,000,000 shares of Common Stock, par value $0.00001 per share, and (ii) 5,000,000 shares of Preferred Stock, par value $0.00001 per share.

Subsequent to the increase in authorized shares, each founder surrendered 2,500 shares of Common Stock and, in exchange, received 2,500,000 shares of Common Stock, par value $0.00001 per share. This recapitalization increased the number of issued and outstanding shares while maintaining the founders' relative ownership percentages in the Corporation.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.